

Mail Stop 3561

September 8, 2009

Via U.S. Mail and Facsimile to (954) 379-5498

Mr. Edward Sanders
President and Chief Executive Officer
Pashminadepot.com, Inc.
9694 Royal Palm Blvd.
Coral Springs, FL 33065

> **Re: Item 4.01 Form 8-K/A**
> **Filed September 4, 2009**
> **File No. 0-53670**

Dear Mr. Sanders:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services